UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052331

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52721

RECEIVED OCT 30 2003 WASH, D.C. 188 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **09/01/02** (MM/DD/YY) AND ENDING **08/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Pax Clearing Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3100
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dianne R. Staples **(312) 260-5000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Dianne R. Staples**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pax Clearing Corporation** as of **August 31, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [x] (k) Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.
- [x] (l) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers.
- [ ] (m) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (n) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (o) An Oath or Affirmation.
- [ ] (p) A copy of the SIPC Supplemental Report.
- [ ] (q) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (r) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report on the Financial Statement 1

Financial Statement

Statement of Financial Condition 2
Notes to Financial Statement 3 - 10

Supplementary Schedules

I. Computation of Net Capital Pursuant to Rule 15c3-1 11
II. Computation of CFTC Minimum Net Capital Requirement 12
III. Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule15c3-3 13
IV. Information Relating to the Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 14
V. Computation for Determination of Proprietary Accounts of Introducing Brokers Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 15
VI. Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges 16
VII. Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts 17
VIII. Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7 18

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Pax Clearing Corporation

We have audited the accompanying statement of financial condition of Pax Clearing Corporation as of August 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pax Clearing Corporation as of August 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I through VIII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
October 17, 2003

Pax Clearing Corporation

Statement of Financial Condition
August 31, 2003

Assets	
Cash	$ 558,000
Securities borrowed	2,443,228,000
Securities purchased under agreements to resell	92,807,000
Deposits with exchange clearing organizations	49,167,000
Investments in and receivables from brokers, dealers and clearing organizations	160,864,000
Receivables from customers	2,000
Interest and dividends receivable	3,042,000
Securities owned - at market	12,000
Memberships in exchanges - at cost (market value $4,321,000)	4,298,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $23,002,000	23,930,000
Other assets	12,162,000
Total assets	$ 2,790,070,000
Liabilities and Stockholders' Equity	
Borrowings from banks	$ 153,000
Securities loaned	1,152,856,000
Payables to brokers, dealers and clearing organizations	1,406,025,000
Payables to customers	46,094,000
Interest and dividends payable	3,063,000
Accounts payable and accrued expenses	8,467,000
Deferred income tax liability	3,669,000
	2,620,327,000
Liabilities subordinated to the claims of general creditors	89,961,000
Stockholders' Equity:	
Preferred stock	700,000
Additional paid-in capital	84,362,000
Accumulated deficit	(5,280,000)
	79,782,000
Total liabilities and stockholders' equity	$ 2,790,070,000

See notes to financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Pax Clearing Corporation (The Company), a Delaware corporation, is a wholly owned subsidiary of Pax Acquisition Corporation (the Parent), which in turn is a wholly owned subsidiary of Pax Holding Corporation. The Company is the successor entity to Pax Clearing Company Limited Partnership, which was formed as a result of a reorganization on September 1, 2000.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (CFTC). The Company's primary business operation is providing clearance, execution and financing services to broker-dealer and commodity customers. The Company has offices in Chicago, New York, Philadelphia and San Francisco. The Company's principal operations are located in Chicago, Illinois.

Significant accounting policies are as follows:

Revenue recognition: The Company records purchases and sales of securities and the related commission revenues and expenses on a trade date basis. For commodity futures and options transactions, commissions and related expenses are recorded on a half-turn basis.

Resale and repurchase agreements: Transactions involving purchases of securities under agreements to resell or securities under agreements to repurchase are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities owned: Securities owned are recorded at market value based on quoted market prices, with unrealized gains and losses recorded in income. The securities inventory is composed of equity securities.

Securities borrowed and loaned: Securities borrowed and loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be received for securities loaned or deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily. Additional collateral is obtained or refunded as appropriate.

Collateral: The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Exchange memberships: Exchange memberships are carried at cost and market value is based on the last quoted sale.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Impairment of long-lived assets: The Company reviews for impairment all long-lived assets held or used by the Company whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates future cash flows expected to result from the use of the asset and its eventual disposition.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company is included in the consolidated federal and state income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Recent accounting pronouncements: In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the disclosure provisions of FIN 45 did not have an impact on the Company's financial statements for the year ended August 31, 2003. The Company's management does not expect that the adoption of the remaining provisions of FIN 45 will have a material impact on its financial position or results of operations.

Note 2. Assets Segregated or Held In Separate Accounts Under Federal and Other Regulations

The Company is required under the Commodity Exchange Act (the Act) to account for and segregate all customer assets, as defined by the Act, in connection with transactions in regulated commodities. At August 31, 2003, the Company was in compliance with the segregation requirements of the Act and had segregated funds totaling $13,951,000 in excess of the required amounts.

At August 31, 2003, assets segregated or held in separate accounts under regulations included in the statement of financial condition are as follows:

Cash	$ 89,000
Securities purchased under agreements to resell	61,805,000
Total	$ 61,894,000

Note 3. Deposits with Exchange Clearing Organizations

At August 31, 2003, deposits with exchange clearing organizations are as follows:

Cash	$ 9,781,000
U.S. Government obligations	39,362,000
Stock in exchange clearing organizations at cost (quoted value $24,000)	24,000
Total	$ 49,167,000

Note 4. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising in connection with commodities transactions, including gains and losses on open commodity futures contracts. Marketable, customer-owned securities, consisting primarily of U.S. Government securities, are held by the Company as collateral for receivables from customers. Customer-owned securities held by the Company and the net value of customers' options on futures positions are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with exchange clearing organizations.

Note 5. Investments in and Receivables from and Payables to Brokers, Dealers and Clearing Organizations

As of August 31, 2003, the components of investments in and receivables from and payables to brokers, dealers and clearing organizations are as follows:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 133,000	$ 101,000
Receivable/payable to clearing organizations	67,085,000	4,905,000
Receivable/payable to brokers and dealers	58,526,000	1,401,019,000
Subordinated debt receivables	29,570,000	-
Investments in brokers and dealers	5,550,000	-
Totals	$ 160,864,000	$ 1,406,025,000

The subordinated debt receivables represent approved subordinated lendings to brokers and dealers that earn interest at market related floating rates and are collateralized by cash and securities owned in the respective brokers' and dealers' trading accounts.

Note 6. Borrowings from Banks

Borrowings from banks represent short-term borrowings that mature in February 2004, bear interest at market related floating rates, and are collateralized by exchange memberships.

Note 7. Liabilities Subordinated to the Claims of General Creditors

As of August 31, 2003, the Company has $89,961,000 in borrowings subordinated to the claims of general creditors, which consist of the following:

Banks	
Subordinated loan, due August 31, 2004	$ 40,000,000
Affiliates	
Subordinated loan, due January 1, 2004	7,390,000
Subordinated loan, due June 30, 2006	2,000,000
Subordinated loan, due February 1, 2006	800,000
Subordinated loan, due January 1, 2007	39,771,000
Total	$ 89,961,000

The bank-subordinated loan is part of a $40,000,000 senior subordinated debt syndicated facility. The loan terms consist of a committed line of loans with maturities of 366 days on each borrowing. The Company can borrow at its discretion on a daily basis in incremental amounts up to $40,000,000. The commitment of borrowings extended by the banks to the Company expires June 30, 2004. Accordingly, the maturity date of the last loan would be no later than July 1, 2005.

The interest rates for all subordinated borrowings are of a market related fixed or floating rate. As of August 31, 2003, interest payable to the affiliates on the subordinated borrowings amounted to $1,134,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (SEC's) uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. All subordinated loan facilities require the Company to satisfy certain financial reporting and other covenants, including the maintenance of certain levels of tangible net worth and regulatory net capital, as defined.

Note 8. Preferred Stock

The preferred stock is nonvoting and ranks prior to the common stockholders on liquidation to the extent of the capital contribution and any cumulative unpaid dividends. Dividends are cumulative and are determined by reference to a market related floating rate of interest. The preferred stock is redeemable at the option of either the Company or the preference stockholder.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) and CFTC Regulation 1.17, which require the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined, or 4 percent of amounts required to be segregated under Regulation 1.17 of the Commodity Exchange Act. At August 31, 2003, the Company had net capital of $43,924,000, which was $41,592,000 in excess of its required net capital of $2,332,000.

In addition to the net capital requirements noted above, the Company is subject to net capital requirements imposed by certain of the exchange and clearing organizations to which the Company is a member. As of August 31, 2003, the Company is in compliance with all such requirements.

Note 10. Commitments and Guarantees

The Company leases office space and certain equipment under operating leases. Leases for office facilities are subject to escalation factors based on the operating experience of the lessor. At August 31, 2003, future minimum lease payments under noncancelable operating leases with terms in excess of one year are as follows:

August 31,	
2004	$ 4,814,000
2005	4,477,000
2006	3,922,000
2007	3,720,000
2008	1,062,000
Thereafter	2,786,000
Total minimum lease payments	$ 20,781,000

At August 31, 2003, the Company has $39,600,000 in letters of credit issued by banks which satisfy the Options Clearing Corporation's margin requirements. These letters of credit are collateralized by broker-dealer customer securities having an approximate market value of $49,500,000.

The Company has guaranteed bank loans of approximately $610,000 for customers who are members of exchanges. Such loans are collateralized by exchange memberships.

As a member of securities and commodities clearinghouses and exchanges, the Company guarantees the performance of other members. If another member is unable to satisfy its obligations to the clearinghouse, the Company may be required to meet a portion of any shortfall, which could exceed the financial assets that the Company has posted as collateral. The Company has not experienced any losses from such guarantees and, therefore, no contingent liability is reflected on the statement of financial condition for these transactions.

Note 11. Benefit Plan

The Company has a defined-contribution Retirement Savings Plan available to all employees. At its discretion, the Company may match contributions of its employees. For the year ended August 31, 2003, the Company made no such contributions.

Note 12. Income Taxes

The Company is included in the consolidated income tax return filed by its Parent. Income taxes are calculated as if the Company filed a separate income tax return.

The Company has temporary differences resulting principally from differences in depreciation. At August 31, 2003, the Company has a net operating loss for federal income tax purposes of approximately $1,600,000 which is available to offset future taxable income, if any, of the consolidated group for fiscal years ending in 2003 through 2022.

Note 13. Related Party Transactions

The preferred stockholders are also broker-dealer customers that are cleared by the Company at comparable rates to non-investor broker-dealer customers with similar volumes and financing opportunities. Income is derived from financing and clearing the transactions of these preferred stockholders.

At August 31, 2003, included in other assets are amounts due from employees and officers of $2,689,000.

Note 14. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a broker-dealer customer or other counterparty is unable to fulfill its contracted obligations.

A portion of the Company's broker-dealer customer activity involves the sale of securities not yet purchased and writing of option contracts through margin accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event collateral is not sufficient to cover losses which broker-dealer customers may incur upon significant market changes.

The Company's customer commodities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customers' transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin deposits are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Note 14. Financial Instruments with Off-Balance-Sheet Risk (continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's financing and securities settlement activities may require the Company to pledge securities as collateral for bank loans, securities lending transactions and letters of credit to satisfy settlements and margin requirements at various clearing organizations. In the event a counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged daily and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company controls off-balance sheet risk by monitoring the market value and marking to market securities on a daily basis and by requiring adjustments of collateral levels in accordance with industry regulations and internal policies. The Company establishes credit limits for margin trading and monitors compliance with the applicable limits on a daily basis. Securities collateralizing broker-dealer customer accounts are held at depository institutions or other broker-dealer counterparties.

Concentrations of Credit Risk

The Company maintains margin accounts for its broker-dealer customers. As a securities broker-dealer, substantial portions of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be impaired by broker-dealer customers' and/or counterparties' ability to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

The Company maintains its cash deposits with various financial institutions. On occasion, these deposits will exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Market Risk

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management. These reports provide a summary of accounts not meeting minimum equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity will fall below the Company's minimum requirements given a valuation change in the respective broker-dealer customer's investment portfolio. The Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Note 15. Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. Assets, including cash, securities borrowed, receivables from brokers, dealers and clearing organizations, deposits at clearing organizations, and other receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including payables to brokers, dealers and clearing organizations, short-term borrowings from banks, securities loaned, and other payables are carried at amounts approximating fair value.

Securities owned are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments. Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers.

The estimated fair value of the Company's liabilities subordinated to the claims of general creditors approximates their carrying value.

Pax Clearing Corporation

Computation of Net Capital Pursuant to Rule 15c3-1
August 31, 2003 **Schedule I**

Total stockholders' equity		$ 79,782,000
Add:		
Liabilities subordinated to the claims of general creditors allowable in computation of net capital		89,961,000
Deferred income tax liability		3,669,000
Other (deductions) or allowable credits		720,000
Total capital and allowable subordinated liabilities		174,132,000
Deductions and/or charges:		
Nonallowable assets from statement of financial condition:		
Investments in and receivables from brokers, dealers and clearing organizations	$ 6,039,000	
Interest and dividends receivable	25,000	
Memberships in exchanges	4,298,000	
Furniture, equipment and leasehold improvements	23,930,000	
Other assets	11,212,000	
	45,504,000	
Aged fail-to-deliver	18,000	
Stock loan/stock borrow deficit	29,000	
4% short option value charge	385,000	
Receivable from broker-dealers	29,570,000	
Deductions for accounts carried under rule 15c3-1(c)(2)(x)	54,503,000	
Total deductions and/or charges		130,009,000
Net capital before haircuts on proprietary positions		44,123,000
Haircuts on proprietary positions		199,000
Net capital		43,924,000
Minimum net capital requirement		2,332,000
Excess net capital		$ 41,592,000

Statement pursuant to Paragraph (d) (4) of Rule 17a-5
There are no material differences between the amounts presented in the computation of net capital set forth above and the amount reported in the Company's corresponding unaudited Part II-A FOCUS report as of August 31, 2003, dated September 24, 2003.

Pax Clearing Corporation

Computation of CFTC Minimum Net Capital Requirement
August 31, 2003 **Schedule II**

Amount required to be segregated or set aside in separate accounts for customer pursuant to CEAct and regulations	
U.S. futures & options	$ 71,882,000
Dealer options	-
Foreign futures & options	-
	71,882,000
Deduction for open long U.S. and foreign options in customers' account	
Value of long options	34,470,000
Less amount exceeding the net liquidating equity in customers' accounts	(20,900,000)
Net deduction for open long customer options	13,570,000
Amount subject to 4% net capital factor	$ 58,312,000
Minimum CFTC Net Capital Requirement	$ 2,332,000

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
August 31, 2003

Schedule III

None
The Company does not carry customer accounts.

Pax Clearing Corporation

Information Relating to the Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3
August 31, 2003

Schedule IV

---

1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control have been issued as of the report date (for which instructions to reduce to possession or control have been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.

Market value	NONE
Number of items	NONE

2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations," as permitted under rule 15c3-3.

Market value	NONE
Number of items	NONE

Pax Clearing Corporation

Computation for Determination of Proprietary Accounts of Introducing Brokers Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
August 31, 2003 **Schedule V**

Credit Balances	
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 1,399,013,000
Monies borrowed collateralized by securities for PAIB	39,600,000
Monies payable against PAIB securities loaned	358,357,000
PAIB's securities failed to receive	101,000
Credit balances in firm accounts which are attributable to principal sales to PAIB	-
Other payables	141,000
Total PAIB Credits	1,797,212,000
Debit Balances	
Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	59,404,000
Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	1,633,088,000
Failed to deliver of PAIB securities not older than 30 calendar days	59,774,000
Margin required and on deposit with clearing organizations	120,693,000
Total PAIB Debits	1,872,959,000
Reserve Computation	
Excess of total PAIB debits over total PAIB credits	$ 75,747,000
PAIB Reserve Requirement	NONE

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II-A Focus report as of August 31, 2003, dated September 24, 2003.

Pax Clearing Corporation

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges August 31, 2003

Schedule VI

Segregation Requirements		
Net ledger balance		
Cash		$ 29,616,000
Securities (at market)		1,247,000
Net unrealized profit (loss) in open futures contracts traded on a contract market		16,626,000
Exchange traded options		
Market value of open option contracts purchased on a contract market		207,680,000
Market value of open option contracts granted (sold) on a contract market		(183,289,000)
Net equity (deficit)		71,880,000
Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 2,000	
Less: amount offset against U.S. Treasury obligations owned by particular customers	-	2,000
Amount required to be segregated		$ 71,882,000
Funds In Segregated Accounts		
Deposited in segregated funds bank accounts		
Cash		$ 89,000
Securities representing investments of customers' funds (at market)		23,802,000
Securities held for particular customers or option customers in lieu of cash (at market)		
Margins on deposit with clearing organizations of contract markets		
Cash		
Securities representing investments of customers' funds (at market)		38,003,000
Securities held for particular customers or option customers in lieu of cash (at market)		1,247,000
Net settlement from (to) clearing organizations of contract markets		(1,699,000)
Exchange traded options		
Value of open long option contracts		207,680,000
Value of open short option contracts		(183,289,000)
Net equities with other FCMs		
Net liquidating equity		-
Securities representing investments of customers' funds (at market)		-
Securities held for particular customers or option customers in lieu of cash		-
(at market)		-
Segregated funds on hand		
Total amount in segregation		85,833,000
Excess (deficiency) funds in segregation		$ 13,951,000

Note: There are no material differences between the above compuation and the Company's corresponding unaudited Part II-A Focus report as of August 31, 2003, dated September 24, 2003.

Pax Clearing Corporation

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
August 31, 2003

Schedule VII

The Company does not carry customers' secured amounts for foreign futures and foreign options accounts as defined by the Commodity Exchange Act Regulation 32.6. Therefore, the Company is exempt from the provisions of Regulation 32.6.

Pax Clearing Corporation

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
August 31, 2003 **Schedule VIII**

The Company does not carry customers' dealer option accounts as defined by the Commodity Exchange Act Regulation 30.7. Therefore, the Company is exempt from the provisions of Regulation 30.7.